SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

2Q09 EBITDA of R$566 million, with EBITDA Margin of 15.3%

Net Income grows to R$1.2 billion in 2Q09

São Paulo, Brazil, August 12, 2009 – BRASKEM S.A. (BOVESPA: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading company in the thermoplastic resins industry in Latin America and third-largest resin producer in the Americas, announces today its results for the second quarter of 2009 (2Q09). With the merger of Petroquímica Triunfo assets in May 2009, this release is based on pro-forma consolidated information that includes 100% of the results from this new asset for all periods stated. In accordance with CVM Instruction 247, these figures also consider the proportional consolidation of the interest in Cetrel S.A. - Empresa de Proteção Ambiental. The quarterly information was reviewed by independent external auditors. On June 30, 2009, the Brazilian real/U.S. dollar exchange rate was R$1.9516/US$ 1.00.

According to Braskem CEO Bernardo Gradin:

"Braskem operated at full capacity in the 2Q09 in order to meet the Brazilian market growing demand and the international market gradual recovery. The force of the Brazilian consumption, boosted in food, construction and consumption goods industries, indicate a positive third quarter. Basic petrochemicals, mostly aromatics, presented a margin recovery as a result of the restricted supply in Asia. However it is early to affirm that the global economic crisis is completely overcome, as employment and consumption levels in the USA and Europe have not yet posted significant recovery. The growth announced by China and other emerging market countries feeds the expectation for resins and petrochemicals prices recovery, assuming that the new supplies of petrochemicals coming from the Middle East and China will be offset by iddleness and closing of plants in Europe and the USA. Even so, the downturn cycle is expected to persist until 2011. Although the Real appreciation has already been negatively affecting its operating profitability, Braskem’s EBITDA1 reached R$566 million with recurring margin of 14% of net revenue. Braskem maintains its commitment of prioritizing its customers’ its financial health and the sustainable growing profitability. Based on the strengthening of its leadership in Latin America, Braskem is constantly pursuing growth opportunities aimed at increasing profitability in promising markets”

1. 2Q09 HIGHLIGHTS:

1.1 Higher Sales Volume in all markets and products:

The second quarter faced a recovery in the Brazilian demand for petrochemical products. Domestic resin sales were 27% higher than in 1Q09, while sales of basic petrochemicals such as BTX (benzene, toluene and xylenes), butadiene and gasoline grew by 47%. Moreover, Braskem registered strong resin export sales, which reached 271 kton, registering an all-time high for the second quarter in a row. This robust performance allowed Braskem to maintain its capacity utilization rate above 90% in the period.

_______________________________
1 EBITDA may be defined as earnings before the net financial result, income and social contribution taxes, depreciation, amortization and non-operating income. EBITDA is used by the Company’s management flow for the periods presented and should not be considered a substitute for net income or an indicator of liquidity. The Company believes that in addition to serving as a measure of operating performance, EBITDA allows for comparisons with other companies. Note however that EBITDA is not a measure established in accordance with Brazilian Corporation Law or U.S. Generally Accepted Accounting Principles (US GAAP), and may be defined and calculated differently by other companies.

For more information, go to www.braskem.com.br/ri or contact the IR team:

Luciana Ferreira	Roberta Varella	Cintia Watai	Marina Dalben
IR Officer	IR Manager	IR Specialist	IR Analyst
Phone: +55 (11) 3576 9178	Phone: +55 (11) 3576 9266	Phone: +55 (11) 3576 9615	Phone: +55 (11) 3576 9716
luciana.ferreira@braskem.com.br	roberta.varella@braskem.com.br	cintia.watai@braskem.com.br	marina.dalben@braskem.com.br

1.2 Net Revenue of R$3.7 billion:

The strong recovery in domestic sales volume and in basic petrochemicals international prices, notably aromatics, supported net revenue growth of 13% against the previous quarter to R$3.7 billion. In dollar terms and in the same comparison period, net revenue grew by US$368 million.

1.3 2Q09 EBITDA of R$566 million, with EBITDA margin of 15.3%:

Braskem registered EBITDA of R$566 million in 2Q09, with EBITDA margin of 15.3%, 1.3 p.p. higher than 1Q09. The strong recovery in basic petrochemical prices, better domestic sales volume and continued strong performance of exports supported growth of 24% against the first quarter. Excluding the non-recurring positive adjustment of R$36.3 million involving the recognition of fines related to supply agreements (take or pay), EBITDA margin in the quarter was 14.2%.

1.4 Net Income grows by R$1.2 billion over 1Q09:

Braskem reported net income of R$1.2 billion in the 2Q09, an increase of R$ 1,146 million in relation to R$ 10 million from 1Q09. In addition to the better operacional performance during the quarter, the devaluation of dollar against the Brazilian Real positively affected the net financial result.

1.5 Net debt in U.S. dollar declines by 5% in relation to 1Q09:

Braskem closed 2Q09 with net debt of US$ 3,764 million, 5% lower than in the previous quarter. The 9% growth in cash, which closed at R$3.2 billion, contributed for this reduction. In Brazilian reais, net debt decreased by 20%, mainly due to the dollar depreciation in the period. As revenue and costs are pegged, directly and indirectly, to this currency, Company consideres appropriate the maintenance of a significant portion of its debt in dollars.

1.6 Braskem raises R$250 million:

At the close of the second quarter, Braskem raised R$250 million through a receivables-backed investment fund (FIDC) comprising R$227 million in senior shares and R$23 million in subordinated shares. The process was concluded in early July. The strong demand for senior shares (AAA rating) reduced by 53% the spread over the CDI rate, for final remuneration of CDI + 1.40% p.a. The subordinated Mezzanine shares (BB+ rating), reflecting their higher exposure to potential non-performance in the fund, had final remuneration of CDI + 7.50% p.a., in line with the underwriting agreement. The weighted cost of the transaction was CDI + 1.85% p.a. This financial transaction contributes to expand the Company’sworking capital and to maintain credit to customers, while underscoring Braskem’scontinued capacity to tap a wide variety of credit markets in various different liquidity situations.

1.7 Green Polymer Project moves forward:

Braskem is in the advanced stages of negotiations for the supply of approximately 60% of the ethanol volume required to operate at full capacity its green ethylene plant (Green PE) at the Triunfo Petrochemical Complex. The new plant will consume 460,000 m3 of ethanol per year. The agreements should come into force in August 2010, and have average duration of two years. With most of this ethanol feedstock coming from producers in São Paulo state and a well equipped river terminal, Braskem expects to use barges to transport most of its ethanol needs, reducing road transportation to a minimum.

1.8 Merger of Petroquímica Triunfo:

Petroquímica Triunfo was merged into Braskem in May 2009, as approved by the Meeting (ESM) of Triunfo on May 5, 2009. This transaction had alreadyESM on April 30, 2009. The base-date of the merger of these assets was December 31, 2008, and accordingly all equity variations in the assets of Petroquímica Triunfo as of January 1, 2009 were incorporated in the Balance Statement and Income Statement of Braskem. This was another important step towards the Brazilian petrochemical consolidation process through the integration of first and second generation petrochemical companies, and represented the final step of the integration, as per the Investment Agreement entered into on November 30, 2007 between Braskem, Petróleo Brasileiro S/A – Petrobras, Petrobras Química S/A – Petroquisa, Odebrecht S/A and Nordeste Química S/A - Norquisa.

1.9 Startup of the ETBE Plant in the Camaçari Petrochemical Complex as planned:

The growing demand for biofuels and the intrinsic competitiveness of Brazilian ethanol led Braskem to invest in the conversion of its MTBE plants for the production of ETBE. The first plant involved was Triunfo, which began production in late 2007. With the start-up of Camaçari’s plant, the on/year of ETBE capacity, leading to a total production of 378 kton/year of this product by Braskem. The project’s investment was approximately R$ 100 million. ETBE is used as an additive to gasoline and enjoys a premium over MTBE of between US$200/t and 300/t, depending on the time of year. Moreover, ETBE helps reduce greenhouse gas emissions by sequestering and capturing 0.8 ton of CO2 per ton of ETBE produced.

1.10 Conservative policy for use of derivative instruments:

With the objective of protecting its cash flow and reducing volatility in the financing of its operational working capital and investment programs, Braskem adopts market and credit risk management procedures that are aligned with its Financial Management Policy and Risk Management Policy approved by the Board of Directors. In this context, Braskem holds no target forward operations or operations involving other similar derivatives. With practically 100% of revenue directly or indirectly pegged to the variation in the U.S. dollar and a large portion of its costs pegged to the same currency as well, the Company believes that maintaining a significant portion of its debt” also . This positioninis basedU.Son. thedollar principle that the Company’s debt in the same currency as should its cash flow. Toalways be protect cash flow in the short term, Braskem seeks to match the maturities of its dollar-denominated liabilities with its dollar-denominated revenue plus its cash investments in the same currency.

At the close of June 2009, the Company held three derivative transactions for hedging purposes with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in a given scenario, any negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

The main financial indicators in the period are presented below:

Key Indicators	Unit	2Q09 (A)	1Q09 (B)	2Q08 (C)	Change % (A/B)	Change % (A/C)	1H09 (D)	1H08 (E)
Net Revenue	R$ million	3,688	3,260	4,628	13	(20)	6,948	9,175
EBITDA	R$ million	566	457	557	24	2	1,023	1,183
EBITDA Margin	%	15.3%	14.0%	12.0%	1.3 p.p.	3.3 p.p.	14.7%	12.9%
Net profit / Loss	R$ million	1,156	10	404	12,052	186	1,166	500

2. OPERATING PERFORMANCE:

2.1 Quarterly Performance of the Polymers Unit

The second quarter was marked by recovery in international resin prices driven by (i) supply constraints (operational problems and scheduled maintenance stoppages) outside Brazil; (ii) the impact of higher oil prices on naphtha prices; and (iii) the rebuilding of inventories in Asia.

In the Brazilian market, demand2 for thermoplastic resins recovered, increasing by 18% in relation to 1Q09. However, in relation to 2Q08, this demand is still down 5%, most likely reflecting the still-low inventory levels in the production chain. Prices followed the trend in the international market and recovered during the quarter in U.S. dollar terms, though declining slightly in Brazilian real terms due to the local currency appreciation.

Braskem's domestic PE and PP sales rose against the first quarter by 16% and 29%, respectively. The stronger sales volume was driven by: (i) the recovery in domestic demand, reflecting the greater optimism among consumers, and (ii) the lower supply of imports. The solid performance of PP reflects the higher demand from the automotive and whiteline sectors, which were supported by the federal government's extension of tax incentives. In the case of PE, the good performance of sectors related to consumption, such as food, cosmetics, personal hygiene and cleaning products, fueled a recovery in sales. In relation to 2Q08, PE and PP sales were down by 15% and 6%, respectively.

_______________________________
2 The measurement of demand was based on the Company’s internal thermoplastic resin purchases in the Brazilian market.

In the case of PVC, domestic sales followed the stronger domestic demand, posting growth of 55% on the first quarter. The higher sales volume was led by the recovery in the tubes and fittings segment and by the continued improvement in consumer goods sectors: (i) laminates (e.g. furniture, truck and swimming pool coverings), (ii) films (e.g., food industry) and (iii) composites (e.g. footwear and yarn and cable). Against 2Q08, PVC domestic sales contracted by 4%. The rebound in domestic sales and the lower supply of imports led Braskem to recover market share, which stood at 52% in 2Q09.

Despite the recovery in domestic sales volume, Braskem’s resin registered solid growth once again, toexports 271 kton.

Total resin sales volume reached 833 kton, growing by 18% in relation to 1Q09 and by 7% on 2Q08. The recovery in capacity utilization rates led to production volume of 807 kton, up 27% on the prior quarter. In relation to the same quarter of 2008, resin production volume grew by 23%, since in that quarter two of the basic petrochemical units carried out scheduled maintenance stoppages.

The trajectory in capacity utilization rates of the main products of Braskem consolidated is shown below:

2.2 Polymers Unit Performance in the First Half 2009

Brazilian’s thermoplastic H09 contracted approximately 8%demand in relation to the same period ofthe 1 last year. The recovery during 2Q09 was insufficient to offset the weak demand experienced at the beginning of the year, which was impacted by the global economic slowdown.

In relation to the first six months of 2008, Braskem's PE and PP domestic sales contracted by 15% and 6%, respectively, while domestic PVC sales fell 18%, with the relevant impact from 1Q09.

The contraction in the domestic market and efforts to normalize inventories through opportunities in the international market led resin exports to grow by 79% year-on-year to 533 kton.

Performance (tons) Termoplastic Resins	2Q09 (A)	1Q09 (B)	2Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H09 (D)	1H08 (E)	Change % (D)/ (E)

Sales - Domestic Market
. PE´s	267,724	231,520	313,233	16	(15)	499,244	586,261	(15)
. PP	174,618	135,002	182,065	29	(4)	309,620	330,517	(6)
. PVC	119,514	76,997	124,352	55	(4)	196,511	240,131	(18)
. Total Resins	561,856	443,520	619,649	27	(9)	1,005,376	1,156,909	(13)

Sales - Export Market
. PE´s	207,424	167,666	135,487	24	53	375,091	247,624	51
. PP	49,912	67,924	16,912	(27)	195	117,836	39,597	198
. PVC	14,000	25,813	5,217	(46)	168	39,813	10,858	267
. Total Resins	271,336	261,403	157,616	4	72	532,739	298,079	79

Total Sales
. PE´s	475,148	399,187	448,720	19	6	874,335	833,885	5
. PP	224,530	202,926	198,977	11	13	427,456	370,114	15
. PVC	133,514	102,810	129,568	30	3	236,324	250,990	(6)
. Total Resins	833,192	704,922	777,265	18	7	1,538,115	1,454,988	6

Production
. PE´s	459,500	357,694	362,885	28	27	817,193	798,453	2
. PP	227,733	178,877	163,432	27	39	406,610	339,423	20
. PVC	120,260	99,103	129,916	21	(7)	219,363	259,939	(16)
. Total Resins	807,493	635,673	656,233	27	23	1,443,166	1,397,815	3

2.3 - Basic Petrochemicals Performance

Just as in the resins market, the second quarter was marked by a recovery in international basic petrochemical prices, reflecting: (i) the continued restrictions on operating rates at petrochemical complexes (scheduled and unscheduled maintenance stoppages) outside Brazil; (ii) delays in the commissioning of new plants in the Middle East; (iii) announcements of further capacity closures; and (iv) higher prices for oil, naphtha and gasoline.

It is important to note that the reduction on operating rates and the favoring of production of lighter feedstock in the international market continued to limit the supply of cracker co-products. Products such as butadiene and BTX experienced strong price increases in relation to 1Q09: (i) 35% for butadiene and (ii) 40% on average for BTX prices.

Braskem’s crackers d at an average utilization rate ofoperate 93%, due to higher demand from customers, opportunities in the export market and the better performance of its assets. In May and June, Braskem’s ethylene production at one of its Camaçari plants reached record levels, as a consequence of the modernization works performed during the scheduled maintenance stoppages in 2008. In 2Q09, ethylene production volume was 589 kton, for growth of 30% over 1Q09. Year to date, ethylene production volume was 1,043 kton, practically in line with the same six-month period of 2008.

In 2Q09, ethylene and propylene sales grew by 40% on the prior quarter to 213 kton, reflecting the recovery in utilization rates at the petrochemical complexes. Compared with 2Q08, these sales increased by 47%, since in that quarter half of the production capacity of petrochemical complexes experienced a 40-day stoppage for scheduled maintenance.

In the case of aromatics, BTX sales posted growth of 16% in 2Q09, reflecting the continued recovery in the market segments of our customers and exports to the Americas and Asia in particular.

The recovery in demand, higher international prices and recovery in utilization rates led ethylene and propylene sales volume in the first six months of the year to grow by 17% on the same period of 2008, while BTX sales volume posted a 22% increase.

Performance (tons) Basic Petrochemicals	2Q09 (A)	1Q09 (B)	2Q08 (C)	Change% (A)/ (B)	Change% (A)/ (C)	1H09 (D)	1H08 (E)	Change% (D)/ (E)
Sales - Domestic Market
. Ethylene	72,677	56,081	51,886	30	40	128,758	123,605	4
. Propylene	92,068	78,650	92,461	17	(0)	170,718	189,069	(10)
. BTX*	137,727	104,786	89,053	31	55	242,513	173,004	40

Sales - Export Market
. Ethylene	-	-	-	-	-	-	-	-
. Propylene	47,898	16,895	-	183	-	64,794	-	-
. BTX*	107,452	107,050	88,842	0	21	214,502	201,969	6

Total Sales
. Ethylene	72,677	56,081	51,886	30	40	128,758	123,605	4
. Propylene	139,966	95,546	92,461	46	51	235,512	189,069	25
. BTX*	245,179	211,836	177,896	16	38	457,015	374,973	22

Production
. Ethylene	588,998	454,369	461,410	30	28	1,043,368	1,047,688	(0)
. Propylene	297,865	216,137	224,645	38	33	514,002	513,118	0
. BTX*	247,556	203,773	183,620	21	35	451,329	412,586	9

*BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3. FINANCIAL PERFORMANCE:

3.1 Net Revenue

Braskem recorded net revenue of US$1.8 billion in 2Q09, 26% higher than in the previous quarter. Excluding in both periods the effects from naphtha and condensate resale for processing at Refap and Refinaria Riograndense, net revenue increased by 34%. In Brazilian real, excluding the effects from condensate processing, net revenue in the quarter grew by 21% to R$3.5 billion.

This growth was driven by: (i) the recovery in domestic resin demand, with domestic sales growing by 27%; (ii) the recovery in international basic petrochemical prices; (iii) the recovery in domestic demand for basic petrochemicals, notably butadiene, benzene and gasoline, which combined boosted total net revenue by R$144 million over the previous quarter. The better resin prices in U.S. dollar were impacted by the average appreciation of 10% in the Brazilian real, which led to price declines when expressed in local currency.

Export revenue in the quarter totaled US$542 million (31% of net revenue), 57% higher than the US$346 million registered in 1Q09 (accounting for 25% of net revenue). This performance was chiefly due to improvement in international prices.

The variation in overall net revenue in the two quarters is shown below:

Compared with 2Q08, net revenue in U.S. dollar in the quarter contracted by 36%, mainly due to the combined effects of the lower international prices and inferior sales mix, with an increase in exports volume. Export revenue in the quarter accounted for 31% of net revenue, compared with 19% in 2Q08, period in which Braskem prioritized the domestic market due to its scheduled maintenance stoppages.

The variation in overall net revenue in the two quarters is shown below:

Sales to South America, North America and Europe accounted for 80% of exports in 2Q09, supported by Braskem's intensified efforts at its commercial offices in these regions. The highlight was sales to North America, which increased its share by 8 p.p. on the previous quarter, returning to historical levels. Sales to Central America and Asia continued to account for a relevant share (19% in 2Q09 vs. 20% in 1Q09), with this share increasing by 13 p.p. in relation to the same quarter of 2008.

In 1H09, net revenue totaled R$7 billion, or US$3.2 billion, down 24% on the same period of 2008. The decline in revenue reflects the reduction in domestic resin sales volume and the lower prices practiced this year.

In 2Q09, thermoplastic resin sales accounted for 57% of net revenue (excluding condensate and Ipiranga Química sales), representing a 4 p.p. decline in relation to 1Q09.

1 Does not include condensate processing and Ipiranga Química sales
2 BTX - Benzene, Toluene, Ortoxylene and Paraxylene

3.2 Cost of Goods Sold (COGS)

Braskem's cost of goods sold (COGS) was R$3.0 billion, a 6% increase on the previous quarter, mainly driven by the higher sales volume in the period. Against the same quarter of 2008, COGS declined by 23%, reflecting the lower naphtha costs, given the decline in the average international naphtha price of 51% between the two periods.

The average Amsterdam-Rotterdam-Antwerp (ARA) naphtha price in 2Q09 was US$490/ton, 28% higher than in 1Q09. Braskem acquires the bulk of its naphtha feedstock from Petrobras, with the remainder imported directly from suppliers in North Africa, Argentina and Venezuela.

Year to date, COGS was R$5.9 billion, down 24% from R$7.8 billion in the same six-month period of 2008. This reduction was basically due to lower naphtha prices compared to the same period of last year. The ARA price went from US$918/ton in 1H08 to US$437/ton in 1H09.

3.3 Selling, General and Administrative Expenses (SG&A)

In 2Q09, selling, general and administrative (SG&A) expenses were R$287 million, down by 7% in relation to 2Q08. In relation to 1Q09, SG&A increased by R$46 million.

Selling ~~e~~xpenses in 2Q09 were R$134 million, for an increase of R$8 million on the prior quarter, impacted by t~~h~~e higher export volume. Compared with 2Q08, and despite the increase of more than 70% in export volume, expenses remained stable, reflecting the intensified efforts this year to reduce fixed costs.

In 2Q09, general and administrative expenses were R$153 million, up by R$38 million from 1Q09, chiefly driven by: (i) the reversal in 1Q09 of the R$25 million provision for the profit-sharing plan for fiscal year 2008; (ii) the higher provision in 2Q09 for the profit-sharing plan for fiscal year 2009 of R$6 million; and (iii) the higher expenses with third-party services, whose contracts were in negotiation in 1Q09 and finalized only in 2Q09. In relation to 2Q08, G&A expenses decreased by 13%, supported by the focus since the start of the year on reducing fixed costs.

In the six months to June, SG&A declined by 9%, or R$50 million, in relation to the same period of 2008, reflecting the Company’s commitment to its strategy parameters that ensure its global competitiveness. Higher sales volume of resins and basic petrochemicals increased sales expenses in 12% over to the same period of 2008. General and administrative expenses, on the contrary, decreased 23% in the 1H09 compared to 1H08.

3.4 EBITDA

Braskem consolidated EBITDA in 2Q09 was R$566 million, representing a 24% increase over 1Q09. The recovery in domestic sales volume and the strong performance of exports, coupled with the improvement in basic petrochemical prices, were the main drivers of EBITDA growth. EBITDA margin in 2Q09 was 15.3%, compared with 14.0% in the previous quarter. Excluding the non-recurring adjustment of R$36.3 million related to the recognition of fines involving supply agreements, EBITDA margin in the quarter was 14.2% . In U.S. dollar, EBITDA in the quarter was US$273 million, or 38% higher than in 1Q09.

In relation to 2Q08, EBITDA in Brazilian real remained virtually in line with the same quarter a year ago, increasing by 2%. Excluding the effects from the above-mentioned non-recurring gains of R$36.3 million, EBITDA declined by 5%, while in U.S. dollar this decline was 20%, accompanying the lower resin and basic petrochemical prices in the international market.

In the first six months of the year, EBITDA was R$1,023 million, for a reduction of R$160 million in relation to the same period of 2008. However, excluding these non-recurring effects, the Company’s remained stable, with EBITDA margin of 12.5% in the six months of this year, compared with 12.9% in the same period last year. In dollar terms, EBITDA year to date was US$470 million, declining by US$227 million on the same six-month period of 2008.

3.5 Net Financial Result

In 2Q09, the financial result was a net financial income of R$1,192 million, compared with a net financial expense of R$208 million in 1Q09. This variation reflects the depreciation of 16%3 in the dollar against the real, with a positive impact of R$ 1,462 million. In 1Q09, the currency remained practically stable, representing a foreign exchange gain of only R$49 million. Since Braskem holds net exposure to the U.S. dollar (in other words, more dollar-pegged liabilities than dollar-pegged assets), this shift in the path of the exchange rate has an impact on the accounting financial result. This net exposure is composed of: 67% of debt and approximately 61% of suppliers, which is partially offset by 20% of accounts receivable and 45% of cash.

Given its heavily dollarized operational cash flow, the Company considers this exposure adequate. Pratically, 100% of its revenue, directly or indirectly, is pegged to dollar variation as well as most part of its costs.

In relation to 2Q08, the net financial result increased by R$806 million, also due to the depreciation in the dollar, which weakened against the real by 16% in 2Q09, compared with 9% depreciation in the same quarter of 2008.

Excluding the effects from monetary variation and foreign exchange variation on the assets and liabilities exposed to foreign currency, the net financial result in 2Q09 presented an expense of R$227 million, down R$15 million in relation to 1Q09. This reduction was driven by the drop in gross debt between the periods, which led to a reduction in the provisioned interest expenses line. On the same basis, financial result increased R$82 million in 2Q09 over the same period of last year, mainly due to: (i) growth on average gross debt between the periods with impact on the provisioned interest expenses line, as well as the exchange rate variation contained in these interests due to the 20% Brazilian Real deppreciation; (ii) the alignment of monetary restatement practices for tax liabilities following the merger of Petroquímica Triunfo; and (iii) the higher financial discounts granted.

The table below details the composition of Braskem's net financial result on a quarterly and six-month basis.

	2Q09	1Q09	2Q08	1H09	1H08
Financial Expenses	1,413	(237)	711	1,176	486
Interest Expenses	(153)	(186)	(109)	(339)	(234)
Monetary Variation	(51)	(43)	(52)	(94)	(90)
Foreign Exchange Variation	1,749	112	955	1,861	1,000
CPMF/IOF/Income Tax/Banking Expenses	(10)	(12)	(9)	(22)	(23)
Net Interest on Fiscal Provisions	(31)	(19)	(18)	(49)	(43)
Others	(91)	(90)	(57)	(181)	(125)
Financial Revenue	(221)	29	(324)	(192)	(319)
Interest	46	62	41	108	76
Monetary Variation	7	28	3	35	12
Foreign Exchange Variation	(287)	(63)	(374)	(350)	(417)
Net Interest on Fiscal Credits	1	0	2	1	5
Others	11	2	4	13	6

Net Financial Result	1,192	(208)	386	984	167

(Million of R$)
	2Q09	1Q09	2Q08	1H09	1H08

Net Financial Result	1,192	(208)	386	984	167

Monetary Variation (F/X)	1,462	49	581	1,511	582
Foreign Exchange Variation (MV)	(43)	(15)	(49)	(58)	(78)

Financial Result Exchange F/X and MV	(227)	(242)	(145)	(468)	(338)

_______________________________
3 End-of-period exchange rate

It is important to note that foreign exchange variation has no direct effects on the Company's cash position in the near term. This amount represents foreign exchange accounting effects, especially those on the Company’s debt, with any expenditure occurring when the debt matures, which has an average term of 10.1 years.

With the objective of protecting its cash flow and reducing volatility in the financing of its working capital and investment programs, Braskem adopts market and credit risk management procedures in line with its Financial Management Policy and Risk Management Policy. At the close of June 2009, the Company held three derivative transactions for hedging purposes with maturities, currencies, rates and amounts perfectly adequate for the assets or liabilities protected. Therefore, in any given scenario, negative or positive adjustments in derivative positions will be offset by positive or negative adjustments in the protected assets and liabilities.

3.6 Net Income

Braskem reported 2Q09 net income of R$1,156 million, which represented an R$1,146 million increase from the R$10 million posted in 1Q09. In addition to the better operating performance in the quarter, the depreciation in the dollar against the real had a positive impact on the net financial result.

In relation to 2Q08, net income increased by R$752 million, once again due to the higher depreciation in the dollar against the real.

For the same reasons explained above, net income in the six months to June was R$1,166 million, for an increase of R$666 million on the same period of 2008.

3.7 Free Cash Flow

Braskem’s operating cash flow in 2Q09 was R$891 million, compared with cash generation of R$164 million in the previous quarter, representing growth of R$727 million. The increase mainly reflects the Company’s better operating performance. In 2Q09, working capital contributed R$234 million to cash generation and was chiefly composed of: (i) the gain of R$182 million in Accounts Receivable owing to the higher volume of Advances on Exports Contracts; (ii) the normalization of inventory levels, contributing R$261 million to Inventories, which was partially offset by; (iii) the reduction of R$241 million in the Suppliers line, due to lower naphtha prices.

Million of R$	2T09	1T09	2T08	1S09	1S08

Operating Cash Flow	891	164	1,434	1,055	1,171
Interest Paid	(142)	(188)	(131)	(331)	(281)
Income Tax and Social Contribution	(10)	(3)	(23)	(13)	(44)
Investment Activities	(145)	(124)	(555)	(270)	(1,449)
Fluxo de Caixa Livre	594	(151)	725	442	(603)

Investment activities in 2Q09 include expenditures with scheduled stoppages, as well as investments in projects that assure returns above their cost of capital. Braskem is following a conservative investment policy, concentrating on priority investments and with higher returns.

Year to date, free cash flow was positive R$442 million, compared with negative R$603 million in the same six-month period of 2008. This increase was chiefly composed of the disbursements in the first six months of 2008 of R$638 million for the acquisition of the petrochemical assets of the Ipiranga Group and the final installment of R$652 million for the acquisition of Politeno.

3.8 - Capital Structure and Liquidity

As of June 30, 2009, Braskem's gross debt was R$5,423 million similar to the one registered in March 31, 2009. On the other hand, cash position in dollars grew by 28% over March 31, 2009 to US$1,658 million.

As a result, on June 30, 2009, Braskem's consolidated net debt stood at R$3,764 million, for a decrease of 5% from the level registered on March 31, 2009.

In Brazilian real, net debt decreased from R$9,189 million on March 31, 2009, to R$7,347 million on June 30, 2009, a reduction of 20%, mainly reflecting the local currency appreciation in the period.

As a result of the lower net debt on June 30 and the stability in annualized EBITDA (R$2.3 billion), the Company's financial leverage in Brazilian real, as measured by the Net Debt/EBITDA ratio, declined from 3.97x in 1Q09 to 3.16x in 2Q09. In U.S. dollar, the Net Debt/EBITDA ratio went from 3.25x in 1Q09 to 3.43x at the close of June. Although net debt reduction positively contributed with US$205 million, it was partially offset by the R$64 million decline in EBITDA (last 12 months).

At the close of June, the average debt term was 10.1 years. In the same period, the percentage of debt pegged to the U.S. dollar was 67%, down from 72% at the close of 1Q09.

The following charts show Braskem’s gross debt by

The chart below shows the Company’s consolidated amortization

In 2Q09, Braskem once again maintained a high level of liquidity, raising its balance of cash and cash equivalents to R$3.2 billion, effectively guaranteeing performance of all obligations maturing within the next 25 months.

4. CAPITAL EXPENDITURE:

In line with its commitment to capital discipline and making investments with returns above their cost of capital, Braskem maintained its investment plan but reduced the pace of disbursements, reaching total operational investments of R$286 million in the first six months of the year. A large portion of these funds was invested in increasing capacity, more specifically the construction of Green PE plant and the continuous modernization of its assets. In relation to the first six months of 2008, capital expenditure was substantially lower as a result of lower investments for replacing equipment, scheduled stoppages and capacity increases, given that in the first half of last year major scheduled maintenance stoppages were carried out at the Company’s two petrochemicalas well as investments allocated to concluding Petroquímica Paulínia.

The Company spent R$60 million on scheduled maintenance stoppages, in keeping with its objective of maintaining its plants operating at high levels of reliability. This year, a scheduled maintenance stoppage was implemented to replace the turbine and boiler at the Triunfo basic petrochemicals plant and a 23-day stoppage was carried out at the PVC plant in Alagoas.

To maintain the Company’s solidity, the executionfinancial of some projects are being reviewed and the execution timetable of operating investments that do not affect the performance of our assets is being rescheduled.

5. OUTLOOK:

The global economic scenario is showing signs of recovery while capital markets are proving more optimistic on the second half of 2009. However, developed countries remain in recession and growth continues to be fueled by developing economies such as China, India and Brazil.

In the case of the global petrochemical industry, the second quarter of 2009 was marked by the increase in raw material prices, recovery in resin and basic petrochemical prices and higher Asian demand. It is important to note, however, that price behavior was strongly influenced by the reduction in supply and financial markets speculation on oil prices, and not just by the recovery in market fundamentals. Despite the delays and operating issues in new capacity projects, expectations point to new supply coming online in the Middle East and Asia, pressuring industry margins in the second half of the year, even with plant closures in the United States and Europe.

International resin prices in both Asia (a reference for PVC) and the United States (a reference for PE and PP) have already begun to show signs of weakening in August. Nevertheless, in the domestic market, Braskem is managing to implement price increases in Brazilian real, which should enable it to return to normal spread levels by the close of 3Q09.

Brazil's domestic market, which began to give positive signs in March, maintained the recovery in demand during 2Q09. Even with this higher consumption, inventories in the production chain remain below prior levels, with no strong rebuilding trends so far, which could produce an additional boost in sales in the second half of the year. Other factors that positively affected demand and should continue to do so are: (i) government incentives for the automotive, whiteline and construction industries; (ii) the reduction in imports of resin and manufactured goods; and (iii) the high season in the agricultural sector, which typically has a significant impact on the second half of the year.

International freight prices from Brazil, which during the first half of the year made it possible to diversify exports, should tend to increase following the start of crop harvests. This factor, combined with the stronger Brazilian real, should tend to reduce the competitiveness of domestic producers in the international market, but could also constrain imports, which will enjoy the benefit of a stronger local currency.

Braskem will continue to operate in line with its commitment to preserve operating profitability, conservative maintainance policy of its financial health and strengthen its long-term relationship with customers, seeking to maximize the competitiveness of Brazil's petrochemical chain.

Braskem is concentrating its resources in priority projects that offer high returns and rapid payback, while maintaining its solid financial position and capital discipline during these times of uncertainty in the global economy. As already disclosed to the market, the Company remains committed to improving its productivity by significantly cutting production costs and administrative expenses, as already confirmed by the figures reported in this first half of the year.

Braskem's strategy continues focused on diversifying its energy matrix and increasing its competitiveness through access to competitive raw materials, the installation of the plant to produce green polymers from renewable raw materials and opportunities to acquire or form partnerships to gain access to larger consumer markets, as part of its expansion strategy to become one of the ten largest petrochemical companies in the world. The recent crisis weakened the petrochemicals in North America, on account of strong economic recession, weak financial situation of some US petrochemical companies and also by the difficulties of access to credit. This cenario may represent and opportunity for acquisition of assets by Braskem, providing its entrance in the largest consumer market worlwide.

In Venezuela, the projects of the two companies Propilsur and Polimerica, the joint ventures between the Venezuelan state-owned company Pequiven and Braskem that is being developed at the Jose Petrochemical Complex, registered significant advances in the period.

Propilsur effectively concluded the basic engineering and the front end engineering design (FEED). The investment, estimated at US$1.2 billion, is being revaluated, since the estimates were made at the end of 2008, when prices peaked in the market. The financial crisis and subsequent contraction in credit required a new strategy to maintain the level of financing planned for the project at 70%. In view of the financial scenario and the review of the project costs, the Board of Directors of Propilsur decided to alter the program timetable, with startup now expected for 2013.

Polimerica signed technology license agreements for each of the three polyethylene plants (PE), which will produce 400 kton/year of high-density polyethylene (HDPE), 300 kton/year of low-density polyethylene (LDPE) and 430 kton/year of linear low-density polyethylene (LLDPE). In addition, Polimerica concluded evaluations of the technical and economic proposals for the construction of an ethylene plant with capacity of 1,300 kton/year. Construction of the plants is scheduled to begin in 2011 and operational startup is expected in 2014. Investment is projected at US$3.25 billion.

Regarding developments in Peru, Braskem, Petrobras and PetroPerú concluded studies for the technical and economic pre-feasibility phase of a petrochemical project to be installed in that country, within the scope of the agreement signed in May 2008. The preliminary evaluations indicated the feasibility of an integrated project to produce 700 kton to 1,200 kton of polyethylene using the natural gas available in Peru as feedstock. The companies are moving forward in the negotiations to renew the agreement, which will enable more in-depth technical and economic evaluations of the project. The implementation of this project could give Braskem a position in the largest integrated complex on the Pacific coast, which is fully aligned with the company's strategy of expanding internationally and growing and consolidating its operations in the region.

The construction of the Green Ethylene plant, which was approved by the Board of Directors in December 2008, is advancing as planned, in accordance with the installation timetable. Braskem is currently in the final phase of negotiations for the supply of approximately 60% of the ethanol volume required for operating at full green ethylene (Green PE) production capacity at the Triunfo Petrochemical Complex, assuring the plant's startup by the end of 2010.

Management remains confident and committed to making Braskem a leading global petrochemical company. In this time marked by crisis and a low in the economic cycle, Brazil remains one of the best-positioned countries, presenting robust economic fundamentals and financial solidity to face the global economic crisis. The Company’s management maintains its commitment strategically in pursuit of better opportunities, seeking to create value for shareholders and increase competitiveness throughout the entire petrochemical and plastics production chain.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and the third-largest Brazilian industrial company owned by the private sector. The company operates 18 industrial plants across Brazil and has annual production capacity of 11 million tons of chemical and petrochemical products.

DISCLAIMER

This press release contains forward-looking statements. These forward-looking statements are not historical data, but rather reflect the targets and Words such as "anticipate",expectations of"wish", "expect", "foresee", "intend", "plan", "predict", "project", "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any responsibility for transactions or investment decisions based on the information contained in this document.

EXHIBIT I
Consolidated Income Statement
(R$ million)

Income Statement	2Q09 (A)	1Q09 (B)	2Q08 (C)	Change (%) (A)/(B)	Change (%) (A)/(C)	1H09 (D)	1H08 (E)	Change (%) (D)/(E)
Gross Revenue	4,753	4,159	5,890	14	(19)	8,912	11,702	(24)
Net Revenue	3,688	3,260	4,628	13	(20)	6,948	9,175	(24)
Cost of good sold	(3,047)	(2,861)	(3,938)	6	(23)	(5,909)	(7,783)	(24)
Gross Profit	641	398	690	61	(7)	1,039	1,392	(25)
Selling Expenses	(134)	(126)	(133)	6	1	(260)	(231)	12
General and Administrative Expenses	(153)	(115)	(176)	33	(13)	(268)	(347)	(23)
Depreciation and Amortization	(27)	(22)	(143)	20	(81)	(49)	(284)	(83)
Other operating income (expenses)	18	114	(0)	(85)	-	131	23	483
Investment in Associating Companies	(2)	(8)	(35)	(71)	(94)	(10)	(49)	(79)
.Equity Result	(2)	(2)	(23)	(17)	(92)	(4)	(23)	(82)
.Amortization of goodwill/negative goodwill	(0)	(5)	(12)	-	-	(6)	(26)	(77)
Operating profit before financial result	343	241	202	42	70	584	503	16
Net financial result	1,192	(208)	386	-	209	984	167	490
Operating profit (loss)	1,535	33	588	-	161	1,568	670	134
Other non-operating revenue (expenses)	(0)	(1)	10	-	-	(1)	122	-
Profit (loss) before income tax and social contribution	1,535	32	598	-	157	1,567	793	98
Income tax / social contribution	(379)	(23)	(186)	-	103	(401)	(242)	66
Profit Sharing	-	-	(6)	-	-	-	(13)	-
Profit (loss) before minority interest	1,156	10	405	-	185	1,166	538	117
Minority Interest	-	-	(1)	-	-	-	(38)	-
Net profit / Loss	1,156	10	404	-	186	1,166	500	133

Earnings (loss) per share (EPS)	2.22	0.02	0.77	-	187	2.24	0.96	134
Earnings (loss) per share ex-amortization of goodwill	2.28	0.08	1.03	-	122	2.37	1.46	62

EBITDA	566	457	557	24	2	1,023	1,183	(14)
EBITDA Margin	15.3%	14.0%	12.0%	1.3 p.p.	3.3 p.p.	14.7%	12.9%	1.8 p.p.
-Depreciacion and Amortization	221	209	320	6	(31)	429	630	(32)
. Cost	194	186	176	4	10	380	347	10
. Expense	27	22	143	20	(81)	49	284	(83)

EXHIBIT II
Consolidated Balance Sheet
(R$ million)

ASSETS	06/30/2009	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)
Current	7,141	7,434	(4)
. Cash and Cash Equivalents	3,225	2,986	8
. Accounts Receivable	1,236	1,427	(13)
. Inventories	2,032	2,300	(12)
. Recoverable Taxes	405	432	(6)
. Advances to Suppliers	52	78	(33)
. Others	191	210	(9)
Non Current	15,086	15,154
. Long-Term Assets
. Related Parties	58	47	23
. Compulsory Deposits and Escrow accounts	136	125	9
. Deferred income tax and social contribution	637	643	(1)
. Recoverable Taxes	1,418	1,461	(3)
. Others	180	147	23
.Investments	38	37	3
.Plant, property and equipment	12,520	12,591	(1)
.Deferred	98	102	(4)

Total Assets	22,227	22,588	(2)

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2009	03/31/2009	Change (%)
	(A)	(B)	(A)/(B)
Current	6,551	7,012	(7)
. Suppliers	4,181	4,421	(5)
. Short-term financing	1,851	2,030	(9)
. Hedge Operations	42	-	-
. Salaries and social charges	173	221	(22)
. Dividends/Interest on Owners' Equity	4	15	(72)
. Receivable Taxes	115	103	12
. Advances from Clients	57	90	(36)
. Others	128	132	(3)
Non Current	10,678	11,788
Long-Term Liabilities
. Long-term financing	8,732	10,155	(14)
. Hedge Transactions	36	114	(68)
. Taxes Payable	1,657	1,271	30
. Others	254	248	2
Shareholders' Equity	4,998	3,789	32
. Capital	5,473	5,473	-
. Capital Reserves	429	429	-
. Treasury Shares	(12)	(12)	-
. Adjustment of Asset Evaluation (Law 11.638/07)	(57)	(109)	(47)
. Retained Earnings (Losses)	(834)	(1,992)	(58)

Total Liabilities and Shareholders' Equity	22,227	22,588	(2)

EXHIBIT III
Cash Flow Statement
(R$ million)

Cash Flow	2Q09	1Q09	2Q08	1H09	1H08
Profit (loss) before income tax and social contribution	1,535	32	588	1,567	731
Expenses (Revenues) not affecting Cash	(877)	271	(78)	(606)	8
Depreciation and amortization	220	209	320	429	630
Equity Result	3	7	35	10	49
Interest, Monetary and Exchange Restatement, Net	(1,102)	150	(433)	(952)	(343)
Minority Interest	0	0	1	0	38
Others	1	(95)	(1)	(93)	(367)
Aj usted Profit (loss) before cash financial effects	657	303	510	961	739
Asset and Liabilities Variation, Current and Long Term	234	(139)	924	94	431
Asset Reductions (Additions)	516	313	193	829	(235)

Marketable Securities	(16)	(0)	275	(16)	304
Account Payable	182	(364)	(468)	(183)	(333)
Recoverable Taxes	88	28	(15)	115	(147)
Inventories	261	715	79	976	(359)
Advances Expenses	26	(12)	26	14	40
Dividends Received	0	0	3	0	7
Other Account Receivables	(25)	(53)	293	(77)	253
Acréscimo (Decréscimo) em Passivo	(282)	(452)	731	(734)	666

Suppliers	(241)	(493)	793	(734)	670
Advances to Clients	(33)	41	24	8	39
Fiscal Incentives	1	(5)	14	(5)	13
Taxes and Contributions	16	10	(28)	26	13
Others	(26)	(5)	(72)	(30)	(69)
Operating Ccash flow	891	164	1,434	1,055	1,171
Interest Paid	(142)	(188)	(131)	(331)	(281)
Income Tax and Social Contribution	(10)	(3)	(23)	(13)	(44)
Accounting cash generation	739	(27)	1,280	712	845
Investment Activities	(145)	(124)	(555)	(270)	(1,449)
Fixed Assets Sale	0	2	2	2	254
Investment	(1)	(5)	(14)	(6)	(636)
Fixed Assets	(97)	(119)	(555)	(216)	(796)
Deferred Assets	(0)	0	(1)	(0)	(19)
Intangible assets	(48)	(2)	(8)	(50)	(280)
Cash effects from Incorporated Companies	0	0	21	0	29
Financing Activities	(314)	190	(512)	(124)	521
Inflows	589	1,029	1,473	1,618	3,724
Amortization and Paid Interest	(894)	(844)	(1,634)	(1,739)	(2,852)
Share Buy-Back	-	-	(53)	0	(53)
Dividends/Interest on Owners' Equity	(9)	0	(300)	(9)	(301)
Others	0	5	2	5	3

Cash and Cash Equivalents Increase (Reduction)	279	38	213	318	(82)
Cash and Cash Equivalents at the beginning of period	2,659	2,620	1,595	2,620	1,890
Cash and Cash Equivalents at the end of period	2,938	2,659	1,808	2,938	1,808

EXHIBIT IV
Consolidated Production Volume

PRODUCTION

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Plymers Unit
. PE´s - Polyethylene	435,568	362,885	466,590	321,920	357,694	459,500
. PP - Polypropylene	175,991	163,432	210,572	181,511	178,877	227,733
. PVC - Polyvivyl Chloride	130,023	129,916	139,518	122,984	99,103	120,260
. Caustic Soda	120,228	113,838	125,855	119,713	116,374	110,430
. EDC	40,103	15,795	41,822	16,346	40,103	30,687
. Chlorine	15,047	12,907	14,849	14,304	14,130	14,252
	-	-	-	-	-	-
Basic Petrochemicals
. Ethylene	586,278	461,410	605,771	463,465	454,369	588,998
. Propylene	288,473	224,645	307,622	211,636	216,137	297,865
. Benzene	173,943	137,215	171,782	145,730	129,037	165,770
. Butadiene	63,147	48,361	68,653	50,639	36,311	66,375
. Toluene	7,000	12,007	7,190	3,597	25,335	25,191
. Fuel (m3 )	171,437	130,149	146,677	141,682	116,052	150,551
. Paraxylene	32,132	24,263	37,742	35,094	37,349	41,699
. Ortoxylene	15,891	10,134	17,755	13,626	12,053	14,896
. Isoprene	5,176	4,487	4,758	4,483	2,743	4,757
. Butene 1	22,961	20,747	22,481	16,625	15,201	20,227
. MTBE	30,689	25,336	32,599	24,184	23,794	23,861
. ETBE	40,814	30,056	42,947	31,803	23,855	49,335
. Mixed Xylene	22,934	16,303	20,884	19,926	16,270	14,237
. Caprolactam	11,871	11,372	10,658	3,194	1,247	-

EXHIBIT V
Consolidated Sales Volume
Domestic Market

DOMESTIC MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Polymers Unit
. PE´s - Polyethylene	273,028	313,233	271,981	225,490	231,520	267,724
. PP - Polypropylene	148,452	182,065	172,316	140,038	135,002	174,618
. PVC - Polyvivyl Chloride	115,780	124,352	141,888	114,247	76,997	119,514
. PET	9,851	10,418	11,624	11,997	11,745	6,280
. Caustic Soda	107,999	124,947	116,908	111,861	96,027	91,914
. EDC	15,084	12,093	7,044	-	-	-
. Chlorine	14,800	13,139	14,879	15,015	12,636	12,145

Basic Petrochemicals Unit
. Ethylene	71,719	51,886	67,655	61,242	56,081	72,677
. Propylene	96,608	92,461	102,819	57,124	78,650	92,068
. Benzene	57,595	67,534	63,553	50,730	74,780	105,316
. Butadiene	55,641	45,075	55,395	47,534	13,583	45,543
. Toluene	9,371	10,629	10,583	6,004	16,092	16,512
. Fuel (m3 )	134,747	125,790	112,931	129,237	105,435	145,619
. Paraxylene	-	-	-	-	-	-
. Ortoxylene	16,985	10,891	16,984	11,429	13,913	15,899
. Isoprene	2,949	2,166	3,278	2,970	1,611	2,200
. Butene 1	6,771	5,380	7,209	367	2,208	1,456
. MTBE	33	11	33	49	-	80
. ETBE	23	-	-	-	-	-
. Mixed Xylene	13,354	11,313	10,213	12,133	10,422	8,730
. Caprolactam	3,870	4,508	4,919	3,104	2,788	3,139

EXHIBIT VI
Consolidated Sales Volume
Export Market

EXPORT MARKET - Sales Volume

tons	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Polymers Unit
. PE´s - Polyethylene	112,137	135,487	136,055	89,977	167,666	207,424
. PP - Polypropylene	22,684	16,912	30,328	29,471	67,924	49,912
. PVC - Polyvivyl Chloride	5,642	5,217	5,466	2,150	25,813	14,000
. PET	-	2,775	725	-	275	14,549
. Caustic Soda	-	-	-	19,443	-	7,480
. EDC	10,059	-	37,153	12,601	38,601	39,697
. Chlorine	-	-	-	-	-	-

Basic Petrochemicals Unit
. Ethylene	-	-	-	-	-	-
. Propylene	-	-	-	21,632	16,895	47,898
. Benzene	82,109	64,144	88,044	80,288	57,585	51,440
. Butadiene	9,017	5,922	7,577	4,515	20,292	22,946
. Toluene	-	-	4,199	-	13,364	9,064
. Fuel (m3 )	16,829	16,586	30,927	15,367	6,989	20,054
. Paraxylene	31,017	24,699	36,339	39,280	36,101	46,948
. Ortoxylene	-	-	-	-	-	-
. Isoprene	1,680	3,346	1,607	1,628	840	2,518
. Butene 1	5,384	13,404	7,544	10,272	5,920	7,858
. MTBE	26,312	27,667	23,919	23,886	18,691	31,949
. ETBE	33,263	35,332	28,389	44,050	23,223	46,139
. Mixed Xylene	3,219	3,028	9,302	6,796	4,883	4,226
. Caprolactam	7,429	8,207	4,573	48	72	1,056

EXHIBIT VII
Consolidated Net Revenue
Domestic Market

DOMESTIC MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Polymers Unit
. PE / PP / PVC	1,850	2,048	2,075	1,682	1,259	1,475
. Others	146	167	189	235	207	120
	-	-	-	-	-	-
Basic Petrochemical Unit
. Ethylene / Propylene	370	329	419	319	205	264
. BTX	156	181	193	139	109	166
. Others	813	737	803	689	373	387

Condensate Resale	210	161	-	93	206	61
Ipiranga Química	93	108	122	148	100	90

Total	3,637	3,731	3,800	3,306	2,459	2,563

Export Market

EXPORT MARKET - Net Revenue

Million of R$	1Q08	2Q08	3Q08	4Q08	1Q09	2Q09

Polymers Unit
. PE / PP / PVC	392	360	494	339	512	532
. Others	6	7	24	25	9	54
	-	-	-	-	-	-
Basic Petrochemical Unit
. Ethylene / Propylene	0	-	-	20	16	55
. BTX	207	177	276	144	112	163
. Others	297	347	367	322	84	289

Condensate Resale	-	-	132	59	67	32
Ipiranga Química	7	7	0	59	-	-

Total	909	898	1,294	967	801	1,125

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2009
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.